Imara Inc.

1309 Beacon Street, Suite 300, Office 341

Brookline, MA 02446

January 19, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:           Jenn Do

Kevin Vaughn

Lauren Hamill

Tim Buchmiller

Re:	Imara Inc.

Registration Statement on Form S-4

File No. 333-268300

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Imara Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-268300), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on January 23, 2023, or as soon thereafter as practicable.

Very truly yours,

IMARA INC.

By:	/s/ Rahul D. Ballal, Ph.D.
	Name:	Rahul D. Ballal, Ph.D.
	Title:	President and Chief Executive Officer